January 31, 2008

Mail Stop 4561

Mr. Steven J. Pokrak
Treasurer and Chief Financial Officer
Park Bancorp, Inc.
5400 South Pulaski Road
Chicago, IL 60632

Re: Park Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007,
June 30, 2007, and September 30, 2007
File No. 000-20867

Dear Mr. Pokrak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief